Entertainment Software Technology B2C App

Coda Music, Inc.

The world's first crowdsourced streaming music service!

CODAMUSIC.NET WEST PALM BEACH FLORIDA


Coda Music



We decided to jump in to the streaming music industry for the same reason we jumped into pro sports 8 years ago: we saw stagnant technology in a large market that we knew we could improve upon, and in the process improve the experience for every consumer in the marketplace. We are music fans that want to provide a better listening experience!

Randy Fusee CEO @ Coda Music, Inc.

Why you may want to support us...

1. Streaming music is an 8 billion dollar market and the payout potential with Coda Music is massive
2. We have already launched Coda Music and have seen over 100K listeners in the first 3 months
3. This is not our first startup, both founders last venture had a successful exit for investors
4. We have multiple industry insiders on our cap table

Why investors ❤ us

WE'VE RAISED $710,400 SINCE OUR FOUNDING

#1) I love the product. It is like nothing else I've tried and I am a music nut who has subscribed to multiple streaming services. #2) He's a proven success. His previous venture was very successful and I am confident this one will be successful as well. I believe in his vision, expertise, and as I said, his track record.

Jacob Blumenfeld

Proven entrepreneurs with the ethics and commitment needed to succeed!!!

Chae Shim

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Randy Fusee

CEO

Previously founded, bootstrapped, and exited Global Apptitude: A sports software company that invented the tablet technology used in the NFL, MLB, NHL, and NBA today.

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Jeffrey Teles

CTO

Co-founded Global Apptitude with Randy and was responsible for all aspects of technology build that transformed the way professional athletes mentally prepared for games.

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Downloads

Coda Music - Pitch Deck.pdf

Coda Music - Powered by music fans!

Coda Music was created by music fans...for music fans! Our mission is to provide music lovers with the most personalized and customizable listening experience, with great new music discovery, through the use of human connections.

Coda Music is the first music streaming service that features a robust social networking component in the software. We utilize technology fundamentally differently than the other music apps. Rather than trying to facilitate music discovery using an algorithm, we employ technology to enable human connection. We gather hundreds of data points on each listener and use that information to group people into thousands of overlapping micro communities. Then we use the listening activity of each micro community to power each listening session and provide a roadmap for **people powered music discovery.**


2:02
Community
Filter: Courtney Barnett Fans
Trending Songs by Courtney Barnett Fans
Listen Now
I'm listening to Pedestrian At Best by Courtney Barnett
aFROguy liked Have You Seen Your Mother, Baby, Standing In the Shadow?...
Gold Dust Woman
2:02
Community
Jeff
99%
Artist
Guns N' Roses
Eminem
Santana
Top Styles
Album Rock
Hard Rock
Contemporary Pop/Rock
Psychedelic/Garage
Alternative/Indie Rock
more
Top Moods
Rousing
Passionate
Freewheeling
Earnest
Kendrick Lamar Groupies
Alternative Pop/Rock Fans
Alex
Lcd Soundsystem Groupies
Gavin

Coda Music is going to carve out a healthy niche in the 8 billion dollar music streaming industry by a) providing the best free listening / social experience in the market and b) being first to market with $2.99/mo prepaid listening plans.

We have added over 40,000 MAU since launch and have a well established Customer Acquisition Cost (CAC) of just $0.30 on our free service offering - and the best is yet to come! While we enjoy an 11% margin on the free service tier, even during Covid-19, the goal of this service tier is to add users at volume which we will seek to convert into subscribers when we launch our $2.99/mo prepaid listening plans in early 2021.

Coda Music will be *FIRST TO MARKET* with prepaid listening plans, something that has never been done before in music streaming. Our goal is to offer "Spotify/Apple Music type service" (i.e. fully interactive music service) to consumers for $2.99/mo instead of the current standard $9.99/mo. Our free service tier, while profitable itself, will also be our primary source for paid conversions. We will follow the same path as the cellular / mobile industry from over a decade ago, where prepaid cellular plans now own a solid 30% market share of the mobile industry. Our prepaid plans will have a built in 27% margin (COGS go to labels, publishing, and PRO's as a percentage of revenue). At these margins we are able to reach profitability in just 12 months!

We hope this raise will enable us to attain two critical milestones (not guaranteed):

1. We will grow our free user base from 40,000 to 100,000 MAU

2. We will obtain the licensing required to sell our prepaid plans in the market

Investor Q&A

– COLLAPSE ALL

What does your company do?

Coda Music is the world's first crowdsourced streaming music service. We play great, fresh music for our listeners and help them discover new music by connecting them with other music fans with similar taste as their own. Our next phase will introduce another brand new concept to the 8 billion dollar streaming music industry: prepaid listening plans! While Spotify and Apple Music charge $10/mo for unlimited service, Coda will introduce $3/mo prepaid plans that will disrupt the status quo.

Where will your company be in 5 years?

10M paid subscribers on either the Ad Free listening service or the prepaid listening service. This number represents 1/6 of the current subscribers between Spotify and Apple in the USA today. Following the path of the cellular industry where 30% of all subscribers choose prepaid mobile plans, we intend to be the first, and premier prepaid streaming music service in the world. These projections cannot be guaranteed.

Why did you choose this idea?

We decided to jump in to the streaming music industry for the same reason we jumped into pro sports 8 years ago: we saw stagnant technology in a large market that we knew we could improve upon, and in the process improve the experience for every consumer in the marketplace. We are music fans that want to provide a better listening experience!

How far along are you? What's your biggest obstacle?

The largest obstacles are already behind us. We have gained approval from the 3 major and nearly 100 minor music labels and we have also already built our technology for iPhone, Android, and Web. We have already had over 100,000 unique listeners use our software in just over 3 months since it's launch date.

Our next obstacle will be gaining approval from the music labels to add prepaid listening plans to our current software offering.

Who competes with you? What do you understand that they don't?

Today, our competitors are primarily Pandora and iHeartRadio. We built our software specifically to improve upon the inadequacies of their aged, stale technology and declining user base. By leveraging social networking and crowdsourcing, we have evolved beyond simple algorithmic music curation that only utilizes input from one user - the listener themself!

When we launch our prepaid plans, Spotify and Apple Music become competitors as well. In this model, we beat them on price. We will follow the path set by the cellular industry and look to become the MetroPCS/Cricket Wireless in the music streaming market, while Spotify and Apple Music continue to service the affluent demographic with their unlimited plans.

How will you make money?

Free listeners are monetized through native, video, and audio advertisements. Ad free subscription plans are available for just $3/month. When we launch the prepaid plans, we will add additional subscription based revenue with $3/mo being the minimum monthly payment amount, which increases a variable amount based on listening time each month - just like prepaid wireless minutes.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The streaming music industry is a notoriously difficult market, with well established products already in place. In the first phase of our business, we need to convert free listeners away from established brands like Pandora and iHeartRadio. This is no small task, but we have the advantage of being a free service so getting users to take a look at our app is relatively easy.

When we move to our prepaid listening plans, we will need to strike deals with the music labels who prefer pricing to stay at the current $10/mo level. We have already met with 2 of the 3 big labels and have positive traction, but we expect the contracting process to be difficult.

COVID19 is disrupting advertising revenues worldwide. This problem is seen extensively with free apps like ours that rely on ad networks (AdMob, Triton Digital, etc) for income. Income per listener hour was down 50% starting in April and it will take time to recover fully.